Confidential draft #3 as confidentially submitted to the Securities and Exchange Commission on October 27, 2017.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DENALI THERAPEUTICS INC.

(Exact name of Registrant as specified in its charter)

Delaware	2836	46-3872213
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

151 Oyster Point Blvd., 2nd Floor

South San Francisco, California 94080

(650) 866-8548

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Ryan J. Watts, Ph.D.

President and Chief Executive Officer

Denali Therapeutics Inc.

151 Oyster Point Blvd., 2nd Floor

South San Francisco, California 94080

(650) 866-8548

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Tony Jeffries Jennifer Knapp Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Steve E. Krognes Chief Financial Officer and Treasurer Denali Therapeutics Inc. 151 Oyster Point Blvd., 2nd Floor South San Francisco, California 94080 (650) 866-8548	Alan F. Denenberg Stephen Salmon Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Common Stock, $0.01 par value per share	$	$

(1)	Includes offering price of any additional shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This confidential draft #3 of the draft registration statement on Form S-1 of Denali Therapeutics Inc. is being submitted solely to submit Exhibits 10.10 and 10.11. This confidential draft #3 does not modify any provision of the prospectus that forms a part of the Form S-1, and accordingly Part I has been omitted from this submission.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the SEC’s registration fee, the Financial Industry Regulatory Authority, Inc.’s filing fee and the exchange listing fee.

Amount to be Paid
SEC Registration Fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in our best interests, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The Delaware General Corporation Law further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation of the registrant to be in effect upon the completion of this offering provides for the indemnification of the registrant’s directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the bylaws of the registrant to be in effect upon the completion of this offering require the registrant to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was a director or officer of the registrant serving at the registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by applicable law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock repurchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation to be in effect upon the completion of this offering provides that the registrant’s directors shall not be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the registrant’s directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the registrant has entered into separate indemnification agreements with each of the registrant’s directors and certain of the registrant’s officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees.

The registrant expects to obtain and maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

These indemnification provisions and the indemnification agreements entered into between the registrant and the registrant’s officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended.

The underwriting agreement between the registrant and the underwriters to be filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the registrant’s directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement.

Item 15. Recent Sales of Unregistered Securities

The following list sets forth information regarding all unregistered securities sold by us in the past three years. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

(a) In March 2015, we issued 23,187,500 restricted shares of our common stock outside of the 2015 Stock Incentive Plan, or 2015 Plan, to Drs. Watts, Schuth and Tessier-Lavigne.

(b) In April 2015, we issued 900,000 restricted shares of our common stock under the 2015 Plan to Drs. Sato and Schenkein and Mr. Flatley.

(c) In May 2015, we issued 39,108,223 shares of our Series A-1 convertible preferred stock at $1.00 per share, for aggregate proceeds of $39.1 million, to a total of 30 accredited investors.

(d) In May 2015, we issued and sold 11,263,154 shares of our common stock to six accredited investors at $0.01 per share.

(e) In June 2015, we issued an aggregate of 5,675,330 shares of our common stock in connection with the closing of the acquisition of Incro Pharmaceuticals Corporation, or Incro, of which 3,783,555 shares were held in escrow by us until such shares vested and were released in September 2016.

(f) In July 2015, we issued 9,683,334 shares of our Series A-1 convertible preferred stock at $1.00 per share, for aggregate proceeds of $9.7 million, to a total of 11 accredited investors.

(g) In August 2015, we issued 3,219,585 restricted shares of our common stock outside of the 2015 Stock Incentive Plan, as amended, or 2015 Plan, to Ryan J. Watts, Ph.D., Alexander O. Schuth, M.D. and Marc Tessier-Lavigne, Ph.D.

(h) In January 2016, we issued 47,000,000 shares of our Series A-1 convertible preferred stock at $1.00 per share, for aggregate proceeds of $47.0 million, to a total of nine accredited investors.

(i) In June 2016, we issued 88,666,177 shares of our Series A-1 convertible preferred stock at $1.00 per share, for aggregate proceeds of $88.7 million, to a total of eight accredited investors.

(j) In June 2016, we issued 17,446,133 shares of our Series A-2 convertible preferred stock at $2.00 per share, for aggregate proceeds of $34.9 million, to a total of 15 accredited investors.

(k) In June 2016, we issued 30,585,000 shares of our Series B-1 convertible preferred stock at $4.00 per share, for aggregate proceeds of $122.3 million, to a total of 17 accredited investors.

(l) In August 2016, we issued 1,912,500 shares of our Series B-1 convertible preferred stock at $4.00 per share, for aggregate proceeds of $7.7 million, to a total of 10 accredited investors.

(m) From August 2015 through October 2017, we granted stock options to purchase an aggregate of 31,667,263 shares of common stock to certain employees, directors and consultants under our 2015 Plan at exercise prices per share ranging from $0.17 to $2.40, for an aggregate exercise price of approximately $20.7 million.

(n) From October 2015 through October 2017, we issued and sold an aggregate of 6,431,688 shares of common stock upon the exercise of options under our 2015 Plan to our directors, employees, consultants and other service providers at exercise prices per share ranging from $0.17 to $1.32, for an aggregate exercise price of approximately $1.6 million.

The offers, sales and issuances of the securities described in Items 15(a) through 15(l) were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited person and had adequate access, through employment, business or other relationships, to information about the registrant.

The offers, sales and issuances of the securities described in Items 15(m) and 15(n) were exempt from registration under the Securities Act under either (1) Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of such securities were the registrant’s employees, consultants or directors and received the securities under the registrant’s 2015 Plan. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibit and Financial Statement Schedules

(a) Exhibits.

The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement, including Form of Lock-up Agreement.

3.1^	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3^	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1^	Investors’ Rights Agreement among the Registrant and certain of its stockholders, dated May 8, 2015, as amended on June 4, 2015, July 22, 2015 and June 22, 2016.

4.2*	Specimen common stock certificate of the Registrant.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+^	2015 Stock Incentive Plan, as amended, and forms of agreement thereunder.

10.3+*	2017 Equity Incentive Plan and forms of agreements thereunder, to be in effect upon the completion of this offering.

10.4+*	2017 Employee Stock Purchase Plan and form of agreement thereunder, to be in effect upon the completion of this offering.

10.5+*	Offer Letter between the Registrant and Ryan J. Watts, Ph.D.

10.6+*	Offer Letter between the Registrant and Alexander O. Schuth, M.D.

10.7+*	Offer Letter between the Registrant and Steve E. Krognes.

10.8+*	Offer Letter between the Registrant and Carole Ho, M.D.

10.9^	Lease Agreement between the Registrant and HCP Oyster Point III LLC, dated September 24, 2015.

10.10#	Exclusive License Agreement between the Registrant and Genentech, Inc., dated June 17, 2016.

Exhibit Number	Description of Exhibit

10.11#	License and Collaboration Agreement between the Registrant, F-star Gamma Limited, F-star Biotechnologische Forschungs-Und Entwicklungsges M.B.H. and F-star Biotechnology Limited, dated August 24, 2016.

23.1*	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-6 to this Form S-1).

*	To be filed by amendment.
^	Previously submitted.
+	Indicated management contract or compensatory plan.
#	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

(b) Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on             , 2017.

DENALI THERAPEUTICS INC.

By:
Ryan J. Watts, Ph.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ryan J. Watts, Ph.D. and Steve E. Krognes as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and substitution, for him or her and in his or her name, place and stead, in any and all capacities (including his capacity as a director and/or officer of Denali Therapeutics Inc.) to sign any or all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Ryan J. Watts, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2017

Steve E. Krognes	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	, 2017

Vicki Sato, Ph.D.	Chairperson of our Board of Directors	, 2017

Marc Tessier-Lavigne, Ph.D.	Director	, 2017

Douglas Cole, M.D.	Director	, 2017

Jay Flatley	Director	, 2017

Signature	Title	Date

Robert Nelsen	Director	, 2017

David Schenkein, M.D.	Director	, 2017